Exhibit 99.(a)(5)(L)

Liberty Interactive and zulily Announce Completion of Exchange Offer, Acceptance of Tendered zulily Shares and Expected Completion of zulily Acquisition

ENGLEWOOD, CO and SEATTLE, WA, October 1, 2015 — Liberty Interactive Corporation (“Liberty Interactive”) (Nasdaq: QVCA, QVCB, LVNTA, LVNTB) and zulily, inc. (“zulily”) (Nasdaq: ZU) announced today that Liberty Interactive has completed its previously announced exchange offer for all of the issued and outstanding shares of zulily common stock and that it has irrevocably accepted, and expects to promptly pay for, all zulily shares that were validly tendered into and not validly withdrawn from the exchange offer, which expired at 12:00 midnight (one minute after 11:59 p.m.), Eastern Time, on September 30, 2015. Additional information regarding the exchange offer is set forth below.

Liberty Interactive will complete the acquisition of zulily later this morning by acquiring all remaining shares of zulily through a second-step merger of Liberty Interactive’s subsidiary Mocha Merger Sub, Inc. with and into zulily, with zulily surviving, followed by the merger of the surviving corporation with and into a wholly owned limited liability company subsidiary of Liberty Interactive, with such subsidiary surviving, all as previously announced. Additional information regarding these merger transactions is set forth below. As a result of the completion of transactions described herein, shares of zulily common stock will no longer trade on Nasdaq.

Liberty Interactive expects to issue approximately 38.5 million shares of its Series A QVC Group common stock to former holders of zulily common stock as a result of the exchange offer and merger transactions.

It is anticipated that the acquisition of zulily will further strengthen the leadership position of Liberty Interactive’s QVC Group (to which zulily will be attributed) in experiential, discovery driven shopping. zulily is an online retailer offering customers a fresh selection of new product styles each day.

“We’re very excited to have zulily join and enhance the QVC family,” said Greg Maffei, Liberty Interactive President and CEO.  “QVC and zulily are the leaders in discovery-based shopping on televisions and the internet, from phones to PCs to mobile devices.”

“zulily and QVC are both leading discovery-based e-commerce brands and coming together under one roof creates new opportunities to enhance the customer experience, strengthen our digital platforms, introduce new inspirations and products, and bring value to all of our stakeholders,” said Mike George, President and CEO, QVC, Inc. “I am excited to welcome the talented and passionate zulily team to the QVC family and look forward to working together as we transform the way we serve our customers well into the future.”

“We are excited to officially join the QVC family today,” said Darrell Cavens, CEO of zulily.  “zulily shares many of the same values as QVC including an obsessive focus on building an amazing customer experience. We’re extremely excited by the opportunity to learn from each other and build both of our brands into the leading commerce company for discovery and entertainment.”

As previously reported, zulily will remain based in Seattle and will continue to be run by its talented management team, with Darrell Cavens remaining CEO of zulily. In connection with the acquisition of zulily, Mike George, the President and CEO of QVC and a director of Liberty Interactive, will be appointed to the Executive Committee of the Liberty Interactive Board of Directors and will serve on that committee with John Malone and Greg Maffei. Darrell Cavens will report directly to Mike George and the other members of the Executive Committee. In addition, zulily co-founder Mark Vadon will be appointed to the Liberty Interactive Board of Directors in connection with the completion of the acquisition.

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Exchange Offer Information

Liberty Interactive’s exchange offer for all of the issued and outstanding shares of zulily Class A common stock and Class B common stock expired at 12:00 midnight (one minute after 11:59 p.m.), Eastern Time, on September 30, 2015.  Pursuant to the terms of the exchange offer, each share of zulily Class A common stock and Class B common stock accepted for purchase pursuant to the exchange offer will receive $9.375 in cash and 0.3098 of a share of Liberty Interactive’s Series A QVC Group common stock. zulily stockholders will receive cash in lieu of fractional shares of QVC Group common stock.  The depositary for the exchange offer has informed Liberty Interactive that there have been validly tendered and not validly withdrawn a total of approximately 38.7 million shares of zulily Class A common stock and approximately 55.9 million shares of zulily Class B common stock, representing in the aggregate more than a majority of the voting power of zulily’s common stock outstanding on the expiration date.

All of the conditions to the exchange offer, including the minimum tender condition, have been satisfied, and all shares of zulily common stock that were validly tendered and not validly withdrawn have been accepted for payment in accordance with the terms of the exchange offer. The depositary is expected to commence delivery of the shares of Series A QVC Group common stock and cash payable in exchange for all shares of zulily common stock accepted pursuant to the exchange offer today.

Merger Information

Following its acceptance of the shares of zulily common stock tendered in the exchange offer and in accordance with the terms of its reorganization agreement with zulily, on October 1, 2015, Liberty Interactive will cause the merger of its indirect wholly owned subsidiary Mocha Merger Sub, Inc. (“Purchaser”) with and into zulily, with zulily surviving (the “first merger”). In connection with the first merger, all shares of zulily common stock not validly tendered into the exchange offer, other than those shares held by Liberty Interactive, Purchaser or zulily will be cancelled and converted into the right to receive the merger consideration, which is the same consideration as that paid pursuant to the exchange offer.  Immediately after the first merger, (i) zulily will become a wholly owned subsidiary of Liberty Interactive and (ii) zulily will then merge with and into a wholly owned limited liability company subsidiary of Liberty Interactive.  That limited liability company subsidiary will survive and be renamed “zulily, llc.” Following these transactions, former zulily stockholders will no longer have any direct ownership interest in zulily or its business.

Former zulily stockholders that did not participate in the exchange offer will be contacted by the exchange agent as to how to receive the merger consideration.

About Liberty Interactive Corporation

Liberty Interactive Corporation operates and owns interests in a broad range of digital commerce businesses. Those businesses are currently attributed to two tracking stock groups: the QVC Group and the Liberty Ventures Group. The businesses and assets attributed to the QVC Group (Nasdaq: QVCA, QVCB) consist of Liberty Interactive’s subsidiary, QVC, Inc., and its interest in HSN, Inc., and the businesses and assets attributed to the Liberty Ventures Group (Nasdaq: LVNTA, LVNTB) consist of all of Liberty Interactive Corporation’s businesses and assets other than those attributed to the QVC Group, including its interest in Expedia, Interval Leisure Group and FTD, its subsidiaries Bodybuilding.com, CommerceHub, LMC Right Start and Evite, and minority interests in Time Warner, Time Warner Cable and Lending Tree.

About QVC

QVC, Inc., a wholly owned subsidiary of Liberty Interactive Corporation, is the world’s leading video and ecommerce retailer. QVC is committed to providing its customers with thousands of the most innovative and contemporary beauty, fashion, jewelry and home products. Its programming is distributed to approximately 340 million homes worldwide through operations in the U.S., Japan, Germany, United Kingdom, Italy, France and a joint venture in China. Based in West Chester, PA and founded in 1986, QVC has evolved from a TV shopping company to a leading ecommerce and mobile commerce retailer. The company’s website, QVC.com, is ranked among the top general merchant Internet sites. QVC, Q, and the Q Ribbon Logo are registered service marks of ER Marks, Inc.

About zulily

zulily (http://www.zulily.com) is a retailer obsessed with bringing customers special finds every day—all at incredible prices. zulily features an always-fresh curated collection for the whole family, including clothing, shoes, home décor, toys, gifts and more. Unique products from up-and-coming brands are featured alongside favorites from top brands, giving customers something new to discover each morning. zulily was launched in 2010 and is headquartered in Seattle.

Forward-Looking Statements

This press release includes certain forward-looking statements, including statements about the realization of estimated synergies and benefits from the proposed acquisition by Liberty Interactive of zulily and the completion of the merger transactions. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the completion of the merger transactions. These forward looking statements speak only as of the date of this press release, and each of Liberty Interactive, QVC and zulily expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive, QVC or zulily’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Interactive,

QVC and zulily, including their most recent Forms 10-K and 10-Q, and Liberty Interactive’s Registration Statement on Form S-4, as amended, initially filed with the Securities and Exchange Commission on September 1, 2015, for additional information about Liberty Interactive, QVC and zulily and about the risks and uncertainties related to the business of each of Liberty Interactive, QVC and zulily which may affect the statements made in this press release.

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Liberty Interactive IR:

Courtnee Ulrich, 720-875-5420

Source: Liberty Interactive Corporation